Annual Report

Cover Page

Name of issuer:

We're So Dead Movie LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: GA

Date of organization: 9/1/2022

Physical address of issuer:

5169 Sheridan Lane
Dunwoody GA 30338

Website of issuer:

http://www.weresodeadmovie.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$10,044.58	$88,461.53
Cash & Cash Equivalents:	$10,044.58	$88,461.53
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$31,000.00	$0.00
Non-Current Liabilities:	$0.00	$0.00
Revenues/Sales:	$107,244.59	$94,759.35
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	$10,044.58	$88,461.53

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

We're So Dead Movie LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes  ✓ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Michael Sokol	Freelance producer/production manager	Self-employed	2022
Donald MacLaughlin	Server	Kaleidoscope Restaurant	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Michael Sokol	Vice President	2022
Donald MacLaughlin	President	2022

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Michael Sokol		50.0
Donald MacLaughlin		50.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the

family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

> For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> INVESTING IN A FILM IS A HIGHLY RISKY AND SPECULATIVE INVESTMENT. THERE IS NO GUARANTEE, AND THE PRODUCERS HAVE MADE NO SUCH GUARANTEE THAT YOU WILL GET A RETURN ON YOUR INVESTMENT. THERE IS A HIGH LIKELIHOOD YOU WILL LOSE ALL OF YOUR INVESTMENT DUE TO THE FACTORS SET FORTH BELOW. YOU SHOULD ONLY INVEST FUNDS THAT YOU CAN AFFORD TO LOSE.
>
> Neither the U.S. Securities and Exchange Commission or any state Securities Commission attests to the merits of the investment offered or the terms of this offering, nor do they pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.
>
> There is a small but experienced team leading this effort. The loss of services of a member of the team could have an adverse effect on the project. There can be no assurance that we will be successful in attracting and retaining personnel to produce the project with us.

There is no guarantee that anybody will like our film. While we have a distribution plan for the film, there are no assurances that our efforts will be successful. The only way to make money is for people to be able to see it in some form of monetized distribution.

We may not raise enough money. We have to have money to produce the project, edit the product, distribute it, and market it, too. We have a plan but that may not be enough funds. In the event that we have to incur debt to finish the film, paying it back could take preference over paying back investors.

It takes a long time for a film to make money. Production takes time, editing takes time, getting the film into the marketplace takes time. There could be a lengthy period for you to see a return, or not, on your investment. The film industry can never guarantee how much a movie will make.

The Company may arrange for services to be provided for the production on a reduced compensation in exchange for deferred payments which will be paid before any distributions to investors. The benefit of such arrangements is to reduce the direct cash costs of the production.

The company has been organized for the purposes of producing this movie. As a new company organized for a special purpose, it is subject to all the risks incident to the creation and development of a new business. The success of the company's film will depend partially on the ability of management to produce a film of exceptional quality within the budget that can compete in the marketplace for viewers.

You are not going to be a member of the Company. Your investment is non-recourse. That is, you only get paid from money the Company earns on this film. You have no rights to the underlying intellectual property or in any future projects the team may create, whether based on this film or not. All management decisions are vested in the managers of the Company at their sole discretion. The managers, with the advice and assistance of other professionals, will administer all business aspects of the managers, the company and the picture. Although the managers believe that the managers have the necessary business and motion picture experience to supervise the management of the company, there can be no assurance that the managers will perform adequately or that the company's operations will be successful.

You agree that except in limited circumstances your investment is not transferrable to a third party and that there is no market for the resale of this investment. Thus, you will not be able to liquidate your investment in the event of an emergency or for any other reason or rely on the investment as collateral for a loan and must be prepared to bear the risk of their investment for an indefinite period of time.

Using a credit card to make the investment can create issues if you do not pay your balance off each month, because of the transaction fees and interest credit card companies charge. Using a credit card is a relatively new form of payment for investments and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment. The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want

to consider before using a credit card to pay for your investment.

The Company will not be performing background checks on any of its team members or employees. The reception of a film is often tied very closely to the public perception of the team members and employees (i.e. director, cast, producers, company). While the company will hold its team members and employees to the highest standards of professionalism while making the film, if it is learned at any point that those team members were involved in inappropriate, immortal, unethical or illegal conduct in the past or after the creation of the film, it could affect the performance of the film in the marketplace.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Michael Sokol and Donald MacLaughlin are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	1,440	0	No ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Jim MacLaughlin
Issue date	05/31/24
Amount	$25,000.00
Outstanding principal plus interest	$25,000.00 as of 12/30/24
Interest rate	10.0% per annum
Maturity date	07/01/25
Current with payments	Yes

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
1/2024	Regulation Crowdfunding		$124,000	General operations
1/2024	Section 4(a)(2)		$25,000	General operations
4/2024	Section 4(a)(2)		$5,000	General operations
4/2024	Section 4(a)(2)		$5,000	General operations
6/2024	Section 4(a)(2)		$10,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Jim MacLaughlin
Amount Invested	$25,000.00
Transaction type	Loan
Issue date	06/01/24

Outstanding principal plus interest	$25,000.00 as of 04/07/25
Interest rate	10.0% per annum
Maturity date	07/01/25
Outstanding	Yes
Current with payments	Yes
Relationship	Sibling

Name	Donald MacLaughlin
Amount Invested	$5,000.00
Transaction type	Other
Issue date	04/26/24
Relationship	Officer

Name	Michael Sokol
Amount Invested	$5,000.00
Transaction type	Other
Issue date	04/26/24
Relationship	Officer

Name	Michael Sokol
Amount Invested	$5,000.00
Transaction type	Other
Issue date	04/25/24
Relationship	Officer

Capital Contribution

Name	Donald MacLaughlin
Amount Invested	$5,000.00
Transaction type	Other
Issue date	04/25/24
Relationship	Officer

Capital Contribution

Name	Jim MacLaughlin
Amount Invested	$25,000.00
Transaction type	Loan
Issue date	05/31/24
Outstanding principal plus interest	$25,000.00 as of 12/30/24

Interest rate	10.0% per annum
Maturity date	07/01/25
Current with payments	Yes
Relationship	Sibling

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Horror Comedy For the Service Industry

Everyone industry deserves its own fun, scary movie that's made just for them. This will

be ours.

Milestones

We're So Dead Movie LLC was organized in the State of Georgia in September 2022.

Since then, we have:

- We're So Dead has completed production. We have picture lock and are currently coloring the film and complete sound design.

- We have engaged My Global Presence as our social media marketing team. We have been working for two months on designing elements for the marketing campaign.

- Our lead, Jenna Kanell, has starred in Terrifier, Renfield, and soon Bad Boys 4!

- Our co-lead is TikTok influencer Aaron Goldyboy of "Mean Gays" fame.

- Bitchy Waiter has over 1 million followers on Facebook and Instagram.

- We secured a $25k product placement deal that helps fund the film w/o affecting the investor pool.

- We're well-positioned for self-distribution to avoid sharing profits with third parties.

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was organized in September 2022 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2024, the Company had revenues of $107,244.59 compared to the year ended December 31, 2023, when the Company had revenues of $94,759.35.

- *Assets*. As of December 31, 2024, the Company had total assets of $10,044.58, including $10,044.58 in cash. As of December 31, 2023, the Company had $88,461.53 in total assets, including $88,461.53 in cash.

- *Net Income*. The Company has had net income of $10,044.58 and net income of $88,461.53 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.

- *Liabilities*. The Company's liabilities totaled $31,000 for the fiscal year ended December 31, 2024 and $0 for the fiscal year ended December 31, 2023.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $31,000 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 4 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

We're So Dead Movie LLC cash in hand is $13,071.59, as of April 2025. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $4,159/month, for an average burn rate of $4,159 per month. Our intent is to be profitable in 18 months.

We completed two capital raises totalling $144,000, acquired $25,000 in a product placement deal, and took on $31,000 in loans ($6,000 was paid back in 2025).

We have engaged a marketing firm to promote the film through the end of the year. There services will be $2200.00/month plus any paid advertising fees. We will also have to compensate our sound designer and color artist for $4,000.00 total. Lastly, we will have minor expenses to cover submissions to film festivals. We will create low-cost merchandising as giveaways. We will launch the film for rent/purchase on November 2nd, 2025, upon which we expect to start generating revenue. On the low end of a comparative performance chart, if we have rentals at $4.99 from 5% of just our 1M Facebook followers (not including the 2M followers for other cast members on TikTok) in the first 3-6 months of release, we would net revenues of $250,000; on the medium scale of a comparative performance chart, if 10% of the follower rent the film, we would net revenues of $500,000; and on the high end of the scale with 15%, we would net revenues of $750,000.

No, we are not profitable until we release the film.

We raised money through a private capital raise, through loans and product placement. We are currently seeking additional product placement and more investments.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Donald MacLaughlin, certify that:

(1) the financial statements of We're So Dead Movie LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of We're So Dead Movie LLC included in this Form reflects accurately the information reported on the tax return for We're So Dead Movie LLC filed for the most recently completed fiscal year.



Donald MacLaughlin

Server

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://thebitchywaiter.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3
Financials 4
Financials 5

Appendix D: Director & Officer Work History

Donald MacLaughlin
Michael Sokol

Appendix E: Supporting Documents

ttw_communications_113563_050649.pdf
ttw_communications_113563_050718.pdf
ttw_communications_113563_194152.pdf
ttw_communications_113563_194143.pdf
We_re_So_Dead_Movie_LLC_Operating_Agreement_Draft_220223__1_.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    Early Bird Were So Dead Revenue Participation

    Were So Dead Revenue Participation

Appendix C: Financial Statements

    Financials 1

    Financials 2

Appendix D: Director & Officer Work History

    Donald MacLaughlin

    Michael Sokol

Appendix E: Supporting Documents

    ttw_communications_113563_050649.pdf
    ttw_communications_113563_050718.pdf
    ttw_communications_113563_194152.pdf
    ttw_communications_113563_194143.pdf
    We_re_So_Dead_Movie_LLC_Operating_Agreement_Draft_220223__1_.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

We're So Dead Movie LLC

We're So Dead Movie LLC

By

Ken MacLaughlin
_____

Writer / Director / Executive
Producer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Ken MacLaughlin
_____

Writer / Director / Executive Producer
4/11/2025

Michael Sokol
_____

Producer
4/11/2025

_____

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

_____

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to

contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.